Into The Multiverse, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Into The Multiverse, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 30, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	46,631	707,998
Prepaid Expenses	5,229	-
Inventory	256,682	-
Loans receivable from related parties, current	-	19,276
Other current assets	10,833	-
Total Current Assets	319,375	727,274
Non-current Assets		
Property, Plan, and Equipment, net of Accumulated Depreciation	3,691	2,000
Digital Assets, net of Accumulated Amortization	22,356	-
Total Non-Current Assets	26,047	2,000
TOTAL ASSETS	345,422	729,274
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	12,167	8,698
Shopify Loan	82,469	-
Loans payable to related parties, current	-	7,649
Deferred Revenue	26,481	-
Accrued Expenses	18,000	-
Sales Tax Payable	3,558	-
PayPal Loan	26,677	
Other Liabilities	1,579	-
Total Current Liabilities	170,931	16,347
Long-term Liabilities		
Convertible notes, noncurrent	250,000	-
SAFEs (Simple Agreements for Future Equity)	2,409,970	1,549,970
Total Long-Term Liabilities	2,659,970	1,549,970
TOTAL LIABILITIES	2,830,901	1,566,317
EQUITY		
Issuance of Common Stock	100	100
Accumulated Deficit	(2,485,580)	(837,143)
Total Equity	(2,485,480)	(837,043)
TOTAL LIABILITIES AND EQUITY	345,422	729,274

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1,135,797	55,277
Cost of Revenue	361,080	164,204
Gross Profit	774,718	(108,926)
Operating Expenses	-	-
Advertising and Marketing	1,340,143	326,388
General and Administrative	1,036,728	370,327
Research and Development	27,000	31,500
Rent and Lease	-	-
Depreciation	1,795	-
Amortization	1,177	-
Total Operating Expenses	2,406,843	728,215
Operating Income (loss)	(1,632,125)	(837,141)
Other Income		
Interest Income	-	-
Other	3,784	-
Total Other Income	3,784	-
Other Expense		
Interest Expense	7,542	-
Other	12,554	2
Total Other Expense	20,095	2
Earnings Before Income Taxes	(1,648,437)	(837,143)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,648,437)	(837,143)

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(1,648,437)	(837,143)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,795	-
Amortization	1,177	-
Accounts Payable	3,469	8,698
Inventory	(256,682)	-
Accrued Expenses	18,000	-
Sales Tax Payable	3,558	-
Prepaids	(5,229)	-
Deferred Revenue	26,481	-
Other	(9,254)	100
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(216,685)	8,798
Net Cash provided by (used in) Operating Activities	(1,865,121)	(828,345)
INVESTING ACTIVITIES		
Property, Plant, and Equipment	(3,486)	(2,000)
Digital Asset	(23,533)	-
Net Cash provided by (used by) Investing Activities	(27,019)	(2,000)
FINANCING ACTIVITIES		
Issuance of Loans to Related Parties	19,276	(19,276)
Proceeds from Loans Payable to Related Parties, Current	(7,649)	7,649
Proceeds from Loans Payable, Current	109,146	-
Proceeds from Convertible Notes, Noncurrent	250,000	-
SAFEs (Simple Agreements for Future Equity)	860,000	1,549,970
Net Cash provided by (used in) Financing Activities	1,230,773	1,538,343
Cash at the beginning of period	707,998	-
Net Cash increase (decrease) for period	(661,367)	707,998
Cash at end of period	46,631	707,998

Statement of Changes in Shareholder Equity

	Common Stock # of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	1,027,770	100	-	-	100
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(837,143)	(837,143)
Ending Balance 12/31/2021	1,027,770	100	-	(837,143)	(837,043)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(1,648,437)	(1,648,437)
Ending Balance 12/31/2022	1,027,770	100	-	(2,485,580)	(2,485,480)

Into The Multiverse, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Into The Multiverse, Inc. was formed on September 6th, 2020. The Company plans to earn revenue by selling superfood mushroom supplements and streetwear. The Company also produces media on YouTube that generates ad revenue. The goal of the Company is to help the mental health pandemic by using best practices from traditional Chinese medicine. The Company's headquarters is in Venice, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations

The Company currently buys each ingredient from one supplier. There are several backup suppliers, so switching to a new supplier would not be an issue. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

The Company currently produces its mouth sprays and mints with one manufacturer, Prime Labs, in Denver, CO. We have identified other manufacturers, so switching to a new manufacturer would not be an issue. A change in manufacturers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

The Company has 33% of its sales come from traffic originating on Google. If the company was banned from Google then this could create a possible loss of sales. The Company also sells on Shopify, and if Shopify was taken down it could create another possible loss of sales.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription of supplements to users who are looking to improve their health with superfood mushroom products. The Company's payments are generally collected at the time of purchase for the products following the subscription period of one month, two months, or three months.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computers	3	3,486	(1,162)	-	2,324
Equipment	5	2,000	(633)	-	1,367
Grand Total	**-**	**5,486**	**(1,795)**	**-**	**3,690**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has set aside 120,000 shares of common stock for issuance through its 2021 Equity-Based Compensation plan. After calculating for dilution, 92,230 shares are available for issuance under the plan.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by

independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had loans to, and from, founding members in the amounts of $19,276, and $7,649, respectively. The balances were non-interest bearing and due on demand. As of December 31st, 2022, these balances have been paid back to the respective parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Corporation leases its office space under a month-to-month rate of $2,000 per month. The lease can be canceled at any time.

Lease Maturities 5 Years Subsequent to 2022

Year	Amount
2023	24,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - In June 2022, the Company entered into a convertible promissory note with Vibrant Ventures Fund I, LP for $250,000. In the event that the Note remains outstanding on the Maturity Date, then the outstanding principal balance of the Note shall upon the election of the Majority Holders, be converted into shares of common stock, par value $0.00001 per share, of the Company Common Stock, at a conversion price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of Common Stock as of the Maturity Date.

Loans - In September 2022, the Company entered into a loan agreement with Shopify Capital for $125,000 with a repayment of 17% of daily sales, and a $16,250.00 cost of funds. The current outstanding balance, as of December 2022, is $82,469.

In December 2022, the Company entered into a loan agreement with PayPal Working Capital for $26,000 with a $2,125 fee and 30% of PayPal sales applied to repayment. The current outstanding balance, as of December 2022, is $26,677.

Simple Agreements for Future Equity (SAFE) - During the periods starting August 2021 to December 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $2,409,970, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6.5-11M post-money.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes Payable	250,000	0%	2023	-	250,000	250,000	-	-	-	-	-
Notes Payable – Related Party	19,276	0%	-	-	-	-	-	19,276	-	19,276	-
Shopify Loan	82,469	-	-	82,469	-	82,469	-	-	-	-	-
PayPal Loan	26,677	-	-	26,677	-	26,677	-	-	-	-	-
Total				**109,146**	**250,000**	**359,146**	**-**	**19,276**	**-**	**19,276**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	109,146
2024	250,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 1,027,770 shares were issued and outstanding as of 2021, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 30, 2023, the date these financial statements were available to be issued.

In January 2023, the Company entered into a loan agreement for $50,000 with InAdvance Working Capital with a 2% flat fee, 44 weeks with no commission, and a 28% buy rate.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.